Exhibit 8

KENNEDY & BARIS, L.L.P.
ATTORNEYS AT LAW
SUITE P-15
4701 SANGAMORE ROAD
TEXAS OFFICE:	BETHESDA, MD 20816	WASHINGTON DC OFFICE:
SUITE 800	(301) 229-3400	SUITE 320
112 EAST PECAN STREET	FAX: (301) 229-2443	1225 NINETEENTH STREET, NW
SAN ANTONIO, TX 78205		WASHINGTON, DC 20036
(210) 228-9500		(202) 835-0313
FAX: (210) 228-0781		FAX: (202) 835-0319

May 8, 2008

Eagle Bancorp, Inc.	Fidelity & Trust Financial Corporation
7815 Woodmont Avenue	4813 Cordell Avenue
Bethesda, Maryland 20814	Bethesda, Maryland 20814

RE:                            Agreement and Plan of Merger by and among Eagle Bancorp, Inc., Woodmont Holdings, Inc.,

Fidelity & Trust Financial Corporation and Fidelity & Trust Bank

Ladies and Gentlemen:

We have acted as special counsel to Eagle Bancorp, Inc. (“Eagle”) in connection with the Agreement and Plan of Merger, dated as of December 2, 2007 (the “Agreement”), by and among Eagle, Woodmont Holdings, Inc. (“Woodmont”), Fidelity & Trust Financial Corporation (“Fidelity”) and Fidelity & Trust Bank (“F&T Bank”) and the transactions contemplated thereby, and (ii) the preparation and filing of the related Registration Statement on Form S-4 (the “Registration Statement”) which includes the Proxy Statement/Prospectus (the “Proxy Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended. This opinion is furnished to you pursuant to Section 7.1(b) of the Agreement. Unless otherwise defined herein, all capitalized terms shall have the meanings attributed to them in the Agreement.

In connection with this opinion, we have reviewed the Agreement (including the related Bank Merger Agreement by and between EagleBank and F&T Bank, and Subsidiary Merger Agreement by and between Woodmont and Eagle), the Proxy Statement and such other documents as we have deemed appropriate, and have made such examinations and investigations of the legal and factual matters as we have deemed advisable.  For purposes of this opinion we have assumed  (i) the validity and accuracy of the documents that we have examined, (ii) that the Merger would be consummated strictly in the manner described in the Agreement and the Proxy Statement, and (iii) that the representations made to us by appropriate officers of Eagle and Fidelity in accordance with the Agreement are and will remain accurate and complete.

On the basis of the foregoing, and assuming that the facts and representations set forth in the officers’ certificates provided to us by Eagle and Fidelity are and will remain true and accurate, we are of the opinion that for federal income tax purposes:

(i)            the transactions contemplated by the Agreement will constitute a reorganization within the meaning of Section 368 of the Code;

(ii)           no gain or loss will be recognized by Eagle, Woodmont, EagleBank, Fidelity or F&T Bank as a result of the transactions contemplated by the Agreement;

(iii)          the basis of the assets of Fidelity and F&T Bank in the hands of Eagle, Woodmont or EagleBank will be the same as the basis of such assets in the hands of Fidelity or F&T Bank immediately prior to the Effective Time;

(iv)          the holding period of the assets of Fidelity and F&T Bank transferred to Eagle, Woodmont and EagleBank will include the period during which such assets were held by Fidelity or F&T Bank prior to the Effective Time;

(v)           no gain or loss will be recognized by the shareholders of Fidelity upon the receipt of Eagle Common Stock in exchange for their shares of Fidelity Common Stock (except in respect of cash received in lieu of the issuance of fractional shares of Eagle Common Stock);

(vi)          the basis of the Eagle Common Stock received by a Fidelity shareholder who exchanges Fidelity Common Stock for Eagle Common Stock will be the same as the basis of the Fidelity Common Stock surrendered in exchange therefor (subject to adjustments required as the result of receipt of cash in lieu of a fractional share of Eagle Common Stock);

(vii)         cash received by a Fidelity shareholder in lieu of a fractional share interest of Eagle Common Stock will be treated as having been received as a distribution in redemption of the fractional share interest of Eagle Common Stock which he would otherwise be entitled to receive, subject to the provisions and limitations of Section 302 of the Code;

(vii)         the holding period of the Eagle Common Stock received by the shareholders of Fidelity will include the holding period of the shares of Fidelity Common Stock surrendered in exchange therefore, provided that such shares of Eagle Common Stock are held as a capital asset as of the Effective Time.

The opinions expressed above are based on existing provisions of the Code, existing Treasury regulations, published interpretations by the Internal Revenue Service of the Code and such Treasury regulations, and existing court decisions, any of which could be changed at any time. Any such changes may or may not be retroactively applied, and may result in federal income tax consequences that differ from those reflected in the opinions set forth above.  Further, you should be aware that opinions of counsel have no official status and are not binding on the Internal Revenue Service or the courts. Accordingly, we can provide no assurance that the interpretation of the federal income tax laws set forth in our opinions will prevail if challenged by the IRS in an administrative or judicial proceeding.

We have assumed that each transaction contemplated herein will be carried out strictly in accordance with the Agreement.  Any variance in the facts may result in Federal income tax consequences that differ from those reflected in the opinions set forth above.

We undertake no obligation to update this opinion in the event there is either a change in the legal authorities, in the facts or in the documents on which this opinion is based, or an inaccuracy in any of the representations upon which we have relied in rendering this opinion.

We express no opinion with respect to any matter not specifically addressed by the foregoing opinions, including U.S. federal income tax consequences that may vary with, or are contingent upon, a shareholder’s individual circumstances, state or local tax consequences, or any federal, state, or local issue not specifically referred to and discussed above including, without limitation, the effect on the matters covered by this opinion of the laws of any other jurisdiction.

This letter is delivered for the benefit of the specified addressees, in connection with the specified transaction, and may not be relied upon by any other person, or in any other context.  No portion of this letter may be quoted or otherwise referred to in any document or delivered to any other person or entity without our express written consent.  This opinion letter is rendered as of the date set forth above.  We consent to the use of this opinion as an exhibit to the S-4 and to references to this firm in the S-4 under the heading “The Merger—Material United States Federal Income Tax Consequences.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Circular 230 Disclosure

To comply with certain Treasury regulations, we inform you that (i) this opinion letter was written to support the promotion and marketing by others of the transactions or matters addressed herein, (ii) this opinion letter was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding U.S. federal tax penalties that may be imposed on such person, and (iii) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Very truly yours,

/s/ Kennedy & Baris, L.L.P.